                                            Exhibit 99.1
Press Release

Investor Relations Contact
Dean Ridlon
Cognyte Software Ltd.
IR@cognyte.com

Cognyte Reports Fourth Quarter and Fiscal Year Ended January 31, 2024
Financial Results

Delivers Revenue Growth and Strong Margin Expansion in Both Fourth Quarter and Full Year
Guides to Fiscal 2025 Revenue of Approximately $340 Million with Faster Gross Margin Growth and Doubling of Adjusted EBITDA

Herzliya, Israel, April 9, 2024 - Cognyte Software Ltd. (NASDAQ: CGNT) (the “Company,” “Cognyte,” “we,” “us” and “our”), a global leader in investigative analytics software, today announced results for the three months and year ended January 31, 2024 (“Q4 FYE24” and “FYE24”).

Q4 FYE24 Financial Highlights

	Three Months Ended January 31, 2024
(in thousands, except per share data)	GAAP	Non-GAAP
Revenue	$83,691	$83,691
Gross Margin	68.5%	69.0%
Basic and diluted EPS	$(0.04)	$(0.23)

FYE24 Financial Highlights

	Year Ended January 31, 2024
(in thousands, except per share data)	GAAP	Non-GAAP
Revenue	$313,404	$313,516
Gross Margin	68.7%	69.2%
Basic and diluted EPS	$(0.22)	$(0.21)

“The fourth quarter was a strong finish to a productive year for Cognyte,” said Elad Sharon, Cognyte’s chief executive officer. “Market demand has stabilized and continues to improve. Our customers are facing evolving challenges and recognize the strength of our differentiated technology and the value it delivers. We expect FYE25 to be a year of continued growth and significantly improved profitability, further strengthening our foundation for driving top-line growth and continued operating leverage, supported by the demand for our solutions and our competitive advantages.”

                                            Exhibit 99.1
“For FYE25 we expect revenue to grow to $340 million, plus or minus 2%, with gross profit growing faster than revenue,” said David Abadi, Cognyte’s chief financial officer. “We have leverage in our financial model and are focusing on driving margin expansion. We expect adjusted EBITDA for the year to be about $19 million, more than double what we generated in FYE24. We also expect $34 million of cash flow from operations for the year.”

FYE25 Outlook

Our non-GAAP outlook for the year ending January 31, 2025 (“FYE25” and “Fiscal 2025”) is as follows:

•Revenue: $340 million at the midpoint with a range of +/-2%, approximately 8.5% growth from previous year non-GAAP revenue.
•Diluted EPS: Loss of $0.13 at the midpoint of our revenue outlook.

Our non-GAAP outlook for FYE25 excludes the following GAAP measures which we are able to quantify with reasonable certainty, as described further below under "Supplemental Information About non-GAAP Financial Measures and Operating Metrics”:

•Amortization of intangible assets of approximately $0.3 million.

Our non-GAAP outlook for FYE25 excludes the following GAAP measures for which we are able to provide a range of probable significance:

•Stock-based compensation is expected to be between approximately $16.0 and $18.0 million, assuming market prices for our ordinary shares are generally consistent with current levels.

For additional information about our expectations for FYE25, please refer to the Q4 FYE24 conference call we will conduct on April 9, 2024.
Our non-GAAP outlook does not include the potential impact of any business acquisitions that may close after the date hereof, and, unless otherwise specified, reflects foreign currency exchange rates approximately consistent with current rates.

We are unable, without unreasonable effort, to provide a reconciliation for other GAAP measures which are excluded from our non-GAAP outlook, including the impact of future business acquisitions or acquisition expenses, future restructuring expenses, and non-GAAP income tax adjustments due to the level of unpredictability and uncertainty associated with these items. For these same reasons, we are unable to assess the probable significance of these excluded items. While historical results may not be indicative of future results, actual amounts for the three months and the year ended January 31, 2024, and 2023, respectively, for the GAAP measures excluded from our non-GAAP outlook appear in Table 4 of this press release.

Conference Call Information
We will conduct a conference call today at 8:30 a.m. ET to discuss our results for the three months and year ended January 31, 2024. A real-time webcast of the conference call with presentation slides will be available in the Investor Relations section of Cognyte’s website. Those interested in participating in the question-and-answer session need to register at: https://register.vevent.com/register/BI83257d5bfe3c43bea6449ce28ecd562c to receive the dial-in numbers and unique PIN to access the call seamlessly. It is recommended that you join 10 minutes prior to the event start (although you may register and dial in at any time during the call). An archived webcast of the conference call will also be available in the “Investors” section of the company’s website.

                                            Exhibit 99.1

About Non-GAAP Financial Measures
This press release and the accompanying tables include non-GAAP financial measures. For a description of these non-GAAP financial measures, including the reasons management uses each measure, and reconciliations of non-GAAP financial measures presented for completed periods to the most directly comparable financial measures prepared in accordance with GAAP, please see the tables below as well as "Supplemental Information About Non-GAAP Financial Measures" at the end of this press release.

About Cognyte Software Ltd.
Cognyte Software Ltd. is a global leader in investigative analytics software that empowers a variety of government and other organizations with Actionable Intelligence for a Safer World™. Our open interface software is designed to help customers accelerate and improve the effectiveness of investigations and decision-making. Hundreds of customers rely on our solutions to accelerate and conduct investigations and derive insights, with which they identify, neutralize, and tackle threats to national security and address different forms of criminal and terror activities. Learn more at www.cognyte.com.

Caution About Forward-Looking Statements
This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the United States Securities Exchange Act of 1934. Forward-looking statements include statements regarding expectations, predictions, views, opportunities, plans, strategies, beliefs, and statements of similar effect relating to Cognyte. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements. These forward-looking statements do not guarantee future performance and are based on management's expectations that involve a number of known and unknown risks, uncertainties, assumptions and other important factors, any of which could cause our actual results or conditions to differ materially from those expressed in or implied by the forward-looking statements. Some of the factors that could cause our actual results or conditions to differ materially from current expectations include, among others: uncertainties regarding the impact of changes in macroeconomic and/or global conditions; risks related to government contract dependency, including procurement risks, risks associated with operational challenges amid the Hamas and other terrorist organizations’ attack on Israel on October 7, 2023 and Israel’s war against them; risks related to geopolitical changes and investor visibility constraints; risks related to the impact of inflation and related volatility on our financial performance; risks relating to adverse changes to the regulatory constraints to which we are subject; risks related to the impact of disruptions to the global supply chain; risks resulting from health epidemics or pandemics or actions taken in response to such pandemics; risks associated with customer concentration and challenges associated with our ability to accurately forecast revenue and expenses; risks associated with political and reputational factors related to our business or operations; risks associated with our ability to keep pace with technological advances and challenges and evolving industry standards; risks relating to proprietary rights infringement claims; risks relating to defects, operational problems, or vulnerability to cyber-attacks of our products or any of the components used in our products; risks related to the strengths of our intellectual property rights protection; risks that we may be unable to establish and maintain relationships with key resellers, partners, and system integrators and risks associated with our reliance on third-party suppliers for certain components, products or services; risks due to the aggressive competition in all of our markets; challenges associated with our long sales cycles and with the sophisticated nature of our solutions; risks associated with our ability or costs to retain, recruit and train qualified personnel; risks relating to our ability to properly manage investments in our business and operations, execute on growth or strategic initiatives; risks associated with acquisitions, strategic investments, partnerships or alliances; risk of security vulnerabilities or lapses, including cyber-attacks, information technology system breaches, failures or disruptions; risks associated with the mishandling or perceived mishandling of sensitive, confidential or classified information; risks associated with our failure to comply with laws; risks associated with our credit facilities or that we may experience liquidity or working capital issues and related risks that financing sources may be unavailable to us on reasonable terms; risks associated with changing tax laws and regulations, tax rates, and the continuing availability of expected tax benefits in the countries in which we operate; risks associated with our significant international operations, including due to our Israeli operations, fluctuations in foreign exchange rates, and exposure to regions subject to political or economic instability; risks associated with complex and changing regulatory environments relating to our operations and the markets we operate in; risks relating to the adequacy of our existing infrastructure, systems, processes, policies, procedures, internal controls and personnel for our current and future operations and reporting needs; risks

                                            Exhibit 99.1
associated with our limited operating history as an independent public company; risks related to the tax treatment of our spin-off from Verint; and risks associated with different corporate governance requirements applicable to Israeli companies and risks associated with being a foreign private issuer. ; and other risks set forth and in Section 3.D - “Risk Factors” in our latest annual report on Form 20-F for the fiscal year ended January 31, 2023, filed with the Securities and Exchange Commission (the "SEC") and in our subsequent filings with the SEC, including our annual report on Form 20-F for the fiscal year ended January 31, 2024 which will be filed with the SEC. In addition, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time. It is not possible for our management to predict all risks and uncertainties, nor can we assess the impact of all factors on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. Any forward-looking statement made in this press release speaks only as of the date hereof. Except as otherwise required by law, the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances, or any other reason.

                                            Exhibit 99.1
Table 1
COGNYTE SOFTWARE LTD.
Condensed Consolidated Statements of Operations

	Year Ended January 31,		Three Months Ended January 31,
	2024	2023	2024	2023
(in thousands except share and per share data)	(Audited)	(Audited)	(Unaudited)	(Unaudited)
Revenue:
Software	$113,541	$98,288	$31,440	$24,151
Software service	165,027	175,690	42,314	41,661
Professional service and other	34,836	38,084	9,937	7,449
Total revenue	313,404	312,062	83,691	73,261
Cost of revenue:
Software	18,919	19,975	6,565	6,628
Software service	43,305	48,400	10,407	11,856
Professional service and other	35,776	50,941	9,366	9,822
Amortization of acquired technology	—	619	—	107
Total cost of revenue	98,000	119,935	26,338	28,413
Gross profit	215,404	192,127	57,353	44,848
Operating expenses:
Research and development, net	107,283	140,324	27,035	30,669
Selling, general and administrative	125,784	154,347	33,052	35,074
Amortization of other acquired intangible assets	391	779	120	26
Total operating expenses	233,458	295,450	60,207	65,769
Operating loss	(18,054)	(103,323)	(2,854)	(20,921)
Other income (expenses), net:
Interest income	1,896	774	563	240
Interest expense	(16)	(1,597)	(4)	(212)
Other income (expenses), net:	2,915	7,151	(3,696)	5,709
Total other income (expenses), net	4,795	6,328	(3,137)	5,737
Loss before provision for income taxes	(13,259)	(96,995)	(5,991)	(15,184)
(Benefit) provision for income taxes	(1,614)	12,956	(4,114)	10,867
Net loss	(11,645)	(109,951)	(1,877)	(26,051)
Net income attributable to noncontrolling interest	3,925	4,181	737	1,053
Net loss attributable to Cognyte Software Ltd.	$(15,570)	$(114,132)	$(2,614)	$(27,104)

Net loss per share attributable to Cognyte Software Ltd.
Basic and diluted	$(0.22)	$(1.68)	$(0.04)	$(0.40)

Weighted-average shares outstanding:
Basic and diluted	70,081	67,924	70,905	68,614

                                            Exhibit 99.1
Table 2
COGNYTE SOFTWARE LTD.
Condensed Consolidated Balance Sheets

	January 31,
	2024	2023
(in thousands)	(Audited)	(Audited)
Assets
Current assets:
Cash and cash equivalents	$74,477	$34,579
Restricted cash and cash equivalents and restricted bank time deposits	8,666	4,359
Short-term investments	—	17,507
Accounts receivable, net of allowance for credit losses of $2.7 million and $1.6 million, respectively	113,260	113,201
Contract assets, net of allowance for credit losses of $1.4 million and $0 million, respectively	8,859	17,476
Inventories	24,584	25,263
Prepaid expenses and other current assets	35,135	39,339
Total current assets	264,981	251,724
Property and equipment, net	24,384	25,874
Operating lease right-of-use assets	33,833	17,559
Goodwill	126,563	126,487
Intangible assets, net	258	650
Deferred income taxes	2,928	823
Other assets	19,135	19,961
Total assets	$472,082	$443,078

Liabilities and stockholders' equity
Current liabilities:
Accounts payable	$20,863	$20,677
Accrued expenses and other current liabilities	75,826	78,297
Contract liabilities	93,778	94,882
Total current liabilities	190,467	193,856
Long-term contract liabilities	29,362	14,382
Deferred income taxes	1,964	3,031
Operating lease liabilities	27,950	10,368
Other liabilities	7,606	11,667
Total liabilities	257,349	233,304
Commitments and Contingencies
Stockholders' equity:
Common stock - $0 par value; Authorized 300,000,000 shares. Issued and outstanding 70,996,535 and 68,842,601 at January 31, 2024 and January 31, 2023, respectively	—	—
Additional paid-in capital	355,097	338,465
Accumulated deficit	(144,592)	(129,022)
Accumulated other comprehensive loss	(12,630)	(15,314)
Total Cognyte Software Ltd. stockholders' equity	197,875	194,129
Noncontrolling interest	16,858	15,645
Total stockholders’ equity	214,733	209,774
Total liabilities and stockholders’ equity	$472,082	$443,078

                                            Exhibit 99.1
Table 3
COGNYTE SOFTWARE LTD.
Condensed Consolidated Statements of Cash Flows
(Audited)

	Year ended January 31,
(in thousands)	2024	2023
Cash flows from operating activities:
Net loss	$(11,645)	$(109,951)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	13,816	18,050
Allowance for credit losses	2,508	2,763
Gain from business divestiture	(4,768)	(5,764)
Stock-based compensation, excluding cash-settled awards	12,167	25,246
Provision from deferred income taxes	(3,196)	45
Non-cash losses on derivative financial instruments, net	330	426
Other non-cash items, net	(685)	681
Changes in operating assets and liabilities:
Accounts receivable	12,436	59,186
Contract assets	(7,340)	8,517
Inventories	(960)	(13,101)
Prepaid expenses and other assets	5,307	(2,364)
Accounts payable and accrued expenses	4,332	(37,885)
Contract liabilities	13,897	18,000
Other liabilities	(2,904)	174
Other, net	1,266	(1,010)
Net cash provided by (used in) operating activities	34,561	(36,987)

Cash flows from investing activities:
Purchases of property and equipment	(7,035)	(8,274)
Purchases of short-term investments	(58,695)	(55,150)
Maturities and sales of short-term investments	75,906	48,765
Settlements of derivative financial instruments not designated as hedges	(977)	201
Cash paid for capitalized software development costs	(2,034)	(3,408)
Proceeds from Business divestiture, net of cost	4,975	37,635
Change in restricted bank time deposits, including long-term portion	(2,782)	358
Net cash provided by investing activities	9,358	20,127

Cash flows from financing activities:
Repayment of credit facility - presented as short term loan	—	(100,000)
Dividends paid to noncontrolling interest	(2,452)	(2,934)
Net cash used in financing activities	(2,452)	(102,934)
Foreign currency effects on cash, cash equivalents, restricted cash, and restricted cash equivalents	(115)	617
Net increase (decrease) in cash, cash equivalents, restricted cash and restricted cash equivalents	41,352	(119,176)
Cash, cash equivalents, restricted cash, and restricted cash equivalents, beginning of period	39,044	158,220
Cash, cash equivalents, restricted cash, and restricted cash equivalents, end of period	$80,396	$39,044

Reconciliation of cash, cash equivalents, restricted cash and restricted cash equivalents at end of period:
Cash and cash equivalents	$74,477	$34,579
Restricted cash and cash equivalents included in restricted cash and cash equivalents and restricted bank time deposits	5,825	4,302
Restricted cash and cash equivalents included in other assets	94	163
Total cash, cash equivalents, restricted cash, and restricted cash equivalents	$80,396	$39,044

                                            Exhibit 99.1
Table 4
COGNYTE SOFTWARE LTD.
Reconciliation of GAAP to Non-GAAP Measures
(Unaudited)

	Year Ended January 31,		Three Months Ended January 31,
(in thousands, except per share data)	2024	2023	2024	2023
Revenue
Total GAAP revenue	$313,404	$312,062	$83,691	$73,261
Revenue adjustments	112	1,043	—	311
Total non-GAAP revenue	$313,516	$313,105	$83,691	$73,572

Gross profit and gross margin
GAAP gross profit	215,404	192,127	57,353	44,848
GAAP gross margin	68.7%	61.6%	68.5%	61.2%
Non-GAAP adjustments	1,633	6,661	421	2,927
Non-GAAP gross profit	$217,037	$198,788	$57,774	$47,775
Non-GAAP gross margin	69.2%	63.5%	69.0%	64.9%

Research and development, net
GAAP research and development, net	107,283	140,324	27,035	30,669
As a percentage of GAAP revenue	34.2%	45.0%	32.3%	41.9%
Stock-based compensation expenses	(2,232)	(8,047)	(483)	(3,004)
Restructuring expenses and other adjustments, net	(160)	(2,259)	—	(932)
Non-GAAP research and development, net	$104,891	$130,018	$26,552	$26,733
As a percentage of non-GAAP revenue	33.5%	41.5%	31.7%	36.3%

Selling, general and administrative expenses
GAAP selling, general and administrative expenses	125,784	154,347	33,052	35,074
As a percentage of GAAP revenue	40.1%	49.5%	39.5%	47.9%
Stock-based compensation expenses	(8,520)	(13,884)	(3,072)	(4,692)
Restructuring expenses and other adjustments, net	(883)	(4,040)	253	(584)
Non-GAAP selling, general and administrative expenses	$116,381	$136,423	$30,233	$29,798
As a percentage of non-GAAP revenue	37.1%	43.6%	36.1%	40.5%

Operating (loss) income, operating margin and adjusted EBITDA
GAAP Operating loss	(18,054)	(103,323)	(2,854)	(20,921)
GAAP operating margin	(5.8)%	(33.1)%	(3.4)%	(28.6)%
Intangible write-off	—	559	—	559
Amortization of acquired technology	—	619	—	107
Amortization of other acquired intangible assets	391	779	120	26
Stock-based compensation expenses	12,167	25,246	3,976	8,986
Restructuring expenses (income), net	1,424	6,900	(484)	2,399
Separation (income) expenses, net	(892)	324	(11)	272
Other adjustments	729	1,243	242	(184)
Non-GAAP operating (loss) income	$(4,235)	$(67,653)	$989	$(8,756)
Depreciation and amortization	13,238	16,186	3,342	3,995
Adjusted EBITDA	$9,003	$(51,467)	$4,331	$(4,761)
Non-GAAP operating margin	(1.4)%	(21.6)%	1.2%	(11.9)%
Adjusted EBITDA margin	2.9%	(16.4)%	5.2%	(6.5)%

                                            Exhibit 99.1

	Year Ended January 31,		Three Months Ended January 31,
(in thousands, except per share data)	2024	2023	2024	2023
Other income (expense) reconciliation
GAAP other income (expenses), net	4,795	6,328	(3,137)	5,737
Change in fair value of equity investment	—	(1,660)	—	—
Business divestiture	(4,789)	(5,776)	(365)	(5,776)
Non-GAAP other income (expense), net	$6	$(1,108)	$(3,502)	$(39)

Tax provision reconciliation
GAAP (benefit) provision for income taxes	(1,614)	12,956	(4,114)	10,867
Effective income tax rate	12.2%	(13.4)%	68.7%	(71.6)%
Non-GAAP tax adjustments	8,380	(1,672)	17,214	(9,696)
Non-GAAP provision	$6,766	$11,284	$13,100	$1,171
Non-GAAP effective income tax rate	(160.0)%	(16.4)%	(521.3)%	(13.3)%

Net loss attributable to Cognyte Software Ltd. reconciliation
GAAP Net loss attributable to Cognyte Software Ltd.	$(15,570)	$(114,132)	$(2,614)	$(27,104)
Intangible write-off	—	559	—	559
Amortization of acquired technology	—	619	—	107
Amortization of other acquired intangible assets	391	779	120	26
Stock-based compensation expenses	12,167	25,246	3,976	8,986
Restructuring expenses (benefit), net	1,424	6,900	(484)	2,399
Separation (income) expenses, net	(892)	324	(11)	272
Change in fair value of equity investment	—	(1,660)	—	—
Business divestiture	(4,559)	(5,776)	(371)	(5,776)
Non-GAAP tax adjustments	(8,380)	1,672	(17,214)	9,696
Other Non-GAAP adjustments	499	1,243	248	(184)
Total adjustments	650	29,906	(13,736)	16,085
Non-GAAP net loss attributable to Cognyte Software Ltd.	(14,920)	(84,226)	(16,350)	(11,019)

Table comparing GAAP diluted net loss per share attributable to Cognyte Software Ltd. and Non-GAAP diluted net loss per share attributable to Cognyte Software Ltd.
GAAP diluted net loss per share attributable to Cognyte Software Ltd.	$(0.22)	$(1.68)	$(0.04)	$(0.40)
Non-GAAP diluted net loss per share attributable to Cognyte Software Ltd.	$(0.21)	$(1.24)	$(0.23)	$(0.16)
GAAP weighted-average shares used in computing diluted net loss	70,081	67,924	70,905	68,614
Non-GAAP diluted weighted-average shares used in computing net loss per share attributable to Cognyte Software Ltd.	70,081	67,924	70,905	68,614

Table of reconciliation from GAAP Net loss attributable to Cognyte Software Ltd. to adjusted EBITDA
GAAP Net loss attributable to Cognyte Software Ltd.	$(15,570)	$(114,132)	$(2,614)	$(27,104)
As a percentage of GAAP revenue	(5.0)%	(36.6)%	(3.1)%	(37.0)%
Net income attributable to noncontrolling interest	3,925	4,181	737	1,053
GAAP (benefit) provision for income taxes	(1,614)	12,956	(4,114)	10,867
GAAP other income, net	(4,795)	(6,328)	3,137	(5,737)
Amortization of acquired technology	—	619	—	107
Amortization of other acquired intangible assets	391	779	120	26

                                            Exhibit 99.1

	Year Ended January 31,		Three Months Ended January 31,
(in thousands, except per share data)	2024	2023	2024	2023
Depreciation and amortization	13,238	16,186	3,342	3,995
Intangible write-off	—	559	—	559
Stock-based compensation expenses	12,167	25,246	3,976	8,986
Restructuring expenses (benefit), net	1,424	6,900	(484)	2,399
Separation (income) expenses, net	(892)	324	(11)	272
Other adjustments	729	1,243	242	(184)
Adjusted EBITDA	$9,003	$(51,467)	$4,331	$(4,761)
As a percentage of non-GAAP revenue	2.9%	(16.4)%	5.2%	(6.5)%

                                            Exhibit 99.1
Table 5
COGNYTE SOFTWARE LTD.
Reconciliation of Non-GAAP to SIS Adjusted Non-GAAP Measures
(Unaudited)

	Year Ended January 31,		Three Months Ended January 31,
(in thousands)	2024	2023	2024	2023
Revenue
Total non-GAAP revenue	$313,516	$313,105	$83,691	$73,572
SIS revenue adjustments	—	(30,064)	—	(2,375)
Total SIS Adjusted non-GAAP revenue	$313,516	$283,041	$83,691	$71,197

Gross profit and gross margin
Non-GAAP gross profit	217,037	198,788	57,774	47,775
Non-GAAP gross margin	69.2%	63.5%	69.0%	64.9%
SIS adjustments	—	(21,172)	—	(1,588)
SIS Adjusted non-GAAP gross profit	$217,037	$177,616	$57,774	$46,187
SIS Adjusted non-GAAP gross margin	69.2%	62.8%	69.0%	64.9%

Research and development, net
Non-GAAP research and development, net	104,891	130,018	26,552	26,733
As a percentage of non-GAAP revenue	33.5%	41.5%	31.7%	36.3%
SIS adjustments	—	(9,080)	—	(770)
SIS Adjusted non-GAAP research and development, net	$104,891	$120,938	$26,552	$25,963
As a percentage of SIS Adjusted non-GAAP revenue	33.5%	42.7%	31.7%	36.5%

Selling, general and administrative expenses
Non-GAAP selling, general and administrative expenses	116,381	136,423	30,233	29,798
As a percentage of non-GAAP revenue	37.1%	43.6%	36.1%	40.5%
SIS adjustments	—	(8,329)	—	(806)
SIS Adjusted non-GAAP selling, general and administrative expenses	$116,381	$128,094	$30,233	$28,992
As a percentage of SIS Adjusted non-GAAP revenue	37.1%	45.3%	36.1%	40.7%

Operating (loss) income and operating margin
Non-GAAP operating (loss) income	(4,235)	(67,653)	989	(8,756)
Non-GAAP operating margin	(1.4)%	(21.6)%	1.2%	(11.9)%
SIS adjustments	—	(3,763)	—	(12)
SIS Adjusted non-GAAP operating (loss) income	$(4,235)	$(71,416)	$989	$(8,768)
SIS Adjusted non-GAAP operating margin	(1.4)%	(25.2)%	1.2%	(12.3)%

                                            Exhibit 99.1

Table 6
COGNYTE SOFTWARE LTD.
Calculation of Change in Revenue on a Constant Currency Basis
(Unaudited)

	Year ended		Three Months Ended
(in thousands)	GAAP Revenue	Non-GAAP Revenue	GAAP Revenue	Non-GAAP Revenue
Revenue for the three months and year ended January 31, 2023	$312,062	$313,105	$73,261	$73,572
Revenue for the three months and year ended January 31, 2024	$313,404	$313,516	$83,691	$83,691
Revenue for the three months and year ended January 31, 2024 at constant currency (2)	$310,500	$310,500	$83,000	$83,000
Reported period-over-period revenue change	0.4%	0.1%	14.2%	13.8%
% impact from change in foreign currency exchange rates	(0.9)%	(0.9)%	(1.1)%	(1.1)%
Constant currency period-over-period revenue change	(0.5)%	(0.8)%	13.1%	12.7%

For more information see "Supplemental Information About Constant Currency" at the end of this press release.

                                            Exhibit 99.1

Footnotes

(1) The actual cash tax paid, net of refunds, was $2.4 million and $6.8 million for the three months and year ended January 31, 2024, respectively and $1.8 million and $11.3 million for the three months and year ended January 31, 2023, respectively.

(2) Revenue for the three months and year ended January 31, 2024, at constant currency is calculated by translating current-period GAAP or non-GAAP foreign currency revenue (as applicable) into U.S. dollars using average foreign currency exchange rates for the three months and year ended January 31, 2023, rather than actual current-period foreign currency exchange rates.

                                            Exhibit 99.1

Cognyte Software Ltd. and Subsidiaries
Supplemental Information About Non-GAAP Financial Measures

The press release includes reconciliations of certain financial measures not prepared in accordance with GAAP, consisting of non-GAAP revenue, non-GAAP gross profit and gross margins, non-GAAP research and development expenses, net, non-GAAP selling, general and administrative expenses, non-GAAP operating (loss) income and operating margins, non-GAAP other income (expense), net, non-GAAP provision for income taxes and non-GAAP effective income tax rate, non-GAAP net (loss) income attributable to Cognyte, adjusted EBITDA and adjusted EBITDA margin, non-GAAP diluted net (loss) income per share attributable to Cognyte and non-GAAP diluted weighted-average shares used in computing such measure. The tables above include a reconciliation of each non-GAAP financial measure for completed periods presented in this press release to the most directly comparable GAAP financial measure.

We believe these non-GAAP financial measures, used in conjunction with the corresponding GAAP measures, provide investors with useful supplemental information about the financial performance of our business by:
•facilitating the comparison of our financial results and business trends between periods, by excluding certain items that either can vary significantly in amount and frequency, are based upon subjective assumptions, or in certain cases are unplanned for or difficult to forecast,
•facilitating the comparison of our financial results and business trends with other software companies who publish similar non-GAAP measures, and
•allowing investors to see and understand key supplementary metrics used by our management to run our business, including for budgeting and forecasting, resource allocation, and compensation matters.

We also make these non-GAAP financial measures available because our management believes they provide meaningful information about the financial performance of our business and are useful to investors for informational and comparative purposes.

Non-GAAP financial measures should not be considered in isolation as substitutes for, or superior to, comparable GAAP financial measures. The non-GAAP financial measures we present have limitations in that they do not reflect all of the amounts associated with our results of operations as determined in accordance with GAAP, and these non-GAAP financial measures should only be used to evaluate our results of operations in conjunction with the corresponding GAAP financial measures. These non-GAAP financial measures do not represent discretionary cash available to us to invest in the growth of our business, and we may in the future incur expenses similar to or in addition to the adjustments made in these non-GAAP financial measures. Other companies may calculate similar non-GAAP financial measures differently than we do, limiting their usefulness as comparative measures.

Our non-GAAP financial measures are calculated by making the following adjustments to our GAAP financial measures:

Revenue adjustments. We exclude from our non-GAAP revenue the impact of fair value adjustments required under GAAP relating to software and software service revenue and professional service and other revenue acquired in a business acquisition, which would have otherwise been recognized on a stand-alone basis. We believe that it is useful for investors to understand the total amount of revenue that we and the acquired company would have recognized on a stand-alone basis under GAAP, absent the accounting adjustment associated with the business acquisition. We believe that our non-GAAP revenue measure helps management and investors understand our revenue trends and serves as a useful measure of ongoing business performance.

Amortization of acquired technology and other acquired intangible assets. When we acquire an entity, we are required under GAAP to record the fair values of the intangible assets of the acquired entity and amortize those assets over their useful lives. We exclude the amortization of acquired intangible assets, including acquired

                                            Exhibit 99.1
technology, from our non-GAAP financial measures because they are inconsistent in amount and frequency and are significantly impacted by the timing and size of acquisitions. We also exclude these amounts to provide easier comparability of pre and post-acquisition operating results.

Stock-based compensation expenses. We exclude stock-based compensation expenses related to restricted stock awards, stock bonus programs, bonus share programs, and other stock-based awards from our non-GAAP financial measures. We evaluate our performance both with and without these measures because stock-based compensation is typically a non-cash expense and can vary significantly over time based on the timing, size and nature of awards granted, and is influenced in part by certain factors which are generally beyond our control, such as the volatility of the price of our ordinary shares. In addition, measurement of stock-based compensation is subject to varying valuation methodologies and subjective assumptions, and therefore we believe that excluding stock-based compensation from our non-GAAP financial measures allows for meaningful comparisons of our current operating results to our historical operating results and to other companies in our industry.

Acquisition expenses (benefit), net. In connection with acquisition activity (including with respect to acquisitions that are not consummated), we incur expenses, including legal, accounting, and other professional fees, integration costs, changes in the fair value of contingent consideration obligations, and other costs. Integration costs may consist of information technology expenses as systems are integrated across the combined entity, consulting expenses, marketing expenses, and professional fees, as well as non-cash charges to write-off or impair the value of redundant assets. We exclude these expenses from our non-GAAP financial measures because they are unpredictable, can vary based on the size and complexity of each transaction, and are unrelated to our continuing operations or to the continuing operations of the acquired businesses.

Restructuring expenses. We exclude restructuring expenses from our non-GAAP financial measures, which include employee termination costs, facility exit costs, certain professional fees, asset impairment charges, and other costs directly associated with resource realignments incurred in reaction to changing strategies or business conditions. All of these costs can vary significantly in amount and frequency based on the nature of the actions as well as the changing needs of our business and we believe that excluding them provides easier comparability of pre- and post-restructuring operating results.

Separation expenses. On December 4, 2019, Verint announced its intention to separate into two independent publicly traded companies: Cognyte Software Ltd., which consists of Verint’s Cyber Intelligence Solutions business, and Verint Systems Inc., which consists of its Customer Engagement Business. We incurred significant expenses to separate the aforesaid businesses, including third-party advisory, accounting, legal, consulting, and other similar services related to the separation as well as costs associated with accelerated depreciation and amortization of assets which became obsolete following the separation from Verint, including those related to human resources, brand management, real estate, and information technology to the extent not capitalized. These costs are incremental to our normal operating expenses and incurred solely as a result of the separation transaction. Accordingly, we are excluding these separation expenses from our non-GAAP financial measures in order to evaluate our performance on a comparable basis.

Business Divestiture gains/losses. In certain cases, we may divest a portion of our business, which may result in a gain or loss on divestiture. These gains or losses may result from the sale of a business unit or the termination of a product line or service. We exclude these gains or losses from our non-GAAP financial measures in order to provide a more meaningful comparisons of our ongoing business performance between periods and to other companies in our industry. On December 1, 2022, as part of our ongoing strategic plan to simplify and focus the Company on fewer agendas, we sold our Situational Intelligence Solutions (SIS) business.

Provision for legal claim. We exclude from our non-GAAP financial measures accrual recorded for the settlement of certain legal claims related to our business acquisitions.

                                            Exhibit 99.1
Other adjustments. We exclude from our non-GAAP financial measures rent expense for redundant facilities, gains on change in fair value of equity investment, gains or losses on sales of property and certain professional fees unrelated to our ongoing operations.

Non-GAAP income tax adjustments. We exclude our GAAP provision (benefit) for income taxes from our non-GAAP measures of net income attributable to Cognyte Software Ltd., and instead include a non-GAAP provision for income taxes, determined by applying a non-GAAP effective income tax rate to our income before provision for income taxes, as adjusted for the non-GAAP items described above. The non-GAAP effective income tax rate is generally based upon the income taxes we expect to pay in the reporting year. Our GAAP effective income tax rate can vary significantly from year to year as a result of tax law changes, settlements with tax authorities, changes in the geographic mix of earnings including acquisition activity, changes in the projected realizability of deferred tax assets, and other unusual or period-specific events, all of which can vary in size and frequency. We believe that our non-GAAP effective income tax rate removes much of this variability and facilitates meaningful comparisons of operating results across periods. We evaluate our non-GAAP effective income tax rate on an ongoing basis, and it can change from time to time. Our non-GAAP income tax rate can differ materially from our GAAP effective income tax rate.

Adjusted EBITDA

Adjusted EBITDA is a non-GAAP measure defined as net income (loss) attributable to non-controlling interest before interest expense, interest income, income taxes, depreciation expense, amortization expense, revenue adjustments, restructuring expenses, acquisition expenses, and other expenses excluded from our non-GAAP financial measures as described above. We believe that adjusted EBITDA is also commonly used by investors to evaluate operating performance between companies because it helps reduce variability caused by differences in capital structures, income taxes, stock-based compensation accounting policies, and depreciation and amortization policies. Adjusted EBITDA is also used by credit rating agencies, lenders, and other parties to evaluate our creditworthiness.

SIS Adjusted Non-GAAP

SIS Adjusted Non-GAAP is a non-GAAP financial measure used by Cognyte that excludes SIS non-GAAP direct business contribution (which was divested on December 1, 2022) on financial measures such as non-GAAP revenue, non-GAAP gross profit, and gross margins, non-GAAP research and development expenses, net, non-GAAP selling, general and administrative expenses, non-GAAP operating (loss) income and operating margins.

We believe these SIS Adjusted non-GAAP financial measures, used in conjunction with the corresponding GAAP and non-GAAP measures, provide investors with useful supplemental information about the financial performance of our business.

Supplemental Information About Constant Currency

Because we operate on a global basis and transact business in many currencies, fluctuations in foreign currency exchange rates can affect our consolidated U.S. dollar operating results. To facilitate the assessment of our performance excluding the effect of foreign currency exchange rate fluctuations, we calculate our GAAP and non-GAAP revenue, cost of revenue, and operating expenses on both an as-reported basis and a constant currency basis, allowing for comparison of results between periods as if foreign currency exchange rates had remained constant. We perform our constant currency calculations by translating current-period foreign currency results into U.S. dollars using prior-period average foreign currency exchange rates or hedge rates, as applicable, rather than current period exchange rates. We believe that constant currency measures, which exclude the impact of changes in foreign currency exchange rates, facilitate the assessment of underlying business trends.

                                            Exhibit 99.1
Unless otherwise indicated, our financial outlook for each of revenue, operating margin, and diluted earnings per share, which is provided on a non-GAAP basis, reflects foreign currency exchange rates approximately consistent with rates in effect when the outlook is provided.

We also incur foreign exchange gains and losses resulting from the revaluation and settlement of monetary assets and liabilities that are denominated in currencies other than the entity’s functional currency. Our financial outlook for diluted earnings per share includes net foreign exchange gains or losses incurred to date, if any, but does not include potential future gains or losses.